UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Gilead Contacts:	CV Therapeutics Contact:
Susan Hubbard, Investors	John Bluth, Investors and Media
(650) 522-5715	(650) 384-8850

Amy Flood, Media

(650) 522-5643

For Immediate Release

GILEAD SCIENCES AGREES TO ACQUIRE CV THERAPEUTICS FOR $20.00 PER SHARE

- Deal to Expand Gilead’s Cardiovascular Franchise and Pipeline -

- Transaction Expected to be Neutral to Accretive to Gilead Earnings in 2010 -

- Gilead to Host Conference Call Today at 8:30 a.m. Eastern -

Foster City, CA and Palo Alto, CA – March 12, 2009 – Gilead Sciences, Inc. (Nasdaq: GILD) and CV Therapeutics, Inc. (Nasdaq: CVTX) today announced the signing of a definitive agreement pursuant to which Gilead will acquire CV Therapeutics for $20.00 per share in cash through a tender offer and second step merger. CV Therapeutics’ Board of Directors has unanimously approved the transaction and has agreed to recommend to its stockholders that they tender their shares pursuant to the tender offer. CV Therapeutics will become a wholly-owned subsidiary of Gilead. The transaction is valued at approximately $1.4 billion and is expected to be dilutive to Gilead’s earnings in 2009, neutral to accretive in 2010 and accretive in 2011 and beyond.

CV Therapeutics focuses on the development of small molecule drugs for the treatment of cardiovascular diseases. In 2008, its two marketed products, Ranexa® (ranolazine extended-release tablets), indicated for the treatment of chronic angina, and Lexiscan® (regadenoson) injection for use as a pharmacologic stress agent in radionuclide myocardial perfusion imaging in patients unable to undergo adequate exercise stress, contributed to total revenues of $154.5 million. CV Therapeutics’ pipeline includes multiple product candidates currently being evaluated for the treatment of atrial fibrillation, pulmonary diseases and diabetes.

“The acquisition of CV Therapeutics represents a unique opportunity to complement and strengthen our growing cardiovascular portfolio,” said John C. Martin, PhD, Chairman and Chief Executive Officer, Gilead Sciences. “CV Therapeutics’ experienced management team has built a portfolio of marketed and investigational products that address significant unmet medical needs, and that represent a strategic fit with Gilead’s capabilities and focus. We look forward to working together with the CV Therapeutics team to bring Ranexa to more patients and deliver on the potential of the company’s promising pipeline programs.”

“Since our company’s founding more than 15 years ago, we have been focused on the development of medications to address cardiovascular disease,” said Louis Lange, MD, PhD, Chairman and Chief Executive Officer, CV Therapeutics. “Through the dedication and effort of our employees, we have made tremendous progress in changing the practice of cardiology. We are very pleased with the offer Gilead presented, which we believe represents compelling value for our shareholders.”

Terms of the Transaction

The closing of the tender offer is subject to various conditions, including the tender of at least a majority of the outstanding shares of CV Therapeutics common stock in the tender offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is not conditional on financing. Gilead intends to finance the transaction through available cash on hand. The tender offer is expected to close during the

- more -

March 12, 2009	Page 2

second quarter of 2009. Following completion of the tender offer, Gilead will acquire all remaining shares of CV Therapeutics through a second step merger at a price of $20.00 per share. Merrill Lynch & Co. is acting as the exclusive financial advisor to Gilead in the transaction. Barclays Capital and Goldman, Sachs & Co. are acting as financial advisors to CV Therapeutics. Cooley Godward Kronish LLP is serving as legal counsel to Gilead and Latham & Watkins LLP is serving as legal counsel to CV Therapeutics.

Conference Call

Gilead will host a conference call today, March 12, 2009, at 8:30 a.m. Eastern Time, to discuss the proposed acquisition. To access the live call, please dial 1-866-831-6162 (U.S.) or 1-617-213-8852 (international). The conference passcode number is 97845336. Telephone replay will be available approximately one hour after the call through 11:30 a.m. Eastern Time, March 15, 2009. To access, please call 1-888-286-8010 (U.S.) or 1-617-801-6888 (international). The conference passcode number for the replay is 82065804. The information provided on the teleconference is only accurate at the time of the conference call, and Gilead will take no responsibility for providing updated information.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. The company’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Australia.

About CV Therapeutics

CV Therapeutics, Inc., headquartered in Palo Alto, California, is a biopharmaceutical company primarily focused on applying molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of cardiovascular diseases. CV Therapeutics Europe Ltd. is the company’s European subsidiary based in the United Kingdom.

CV Therapeutics’ approved products in the United States include Ranexa® (ranolazine extended-release tablets), indicated for the treatment of chronic angina, and Lexiscan® (regadenoson) injection for use as a pharmacologic stress agent in radionuclide myocardial perfusion imaging in patients unable to undergo adequate exercise stress. Ranexa® (ranolazine prolonged-release tablets) is approved for use in the European Union as add-on therapy for the symptomatic treatment of patients with stable angina pectoris who are inadequately controlled or intolerant to first-line anti anginal therapies. CV Therapeutics also has other clinical and preclinical drug development candidates and programs.

Forward-Looking Statements

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of CV Therapeutics will not be consummated as the transaction is subject to certain closing conditions. For example, the transaction would not be consummated if less than a majority of the shares of CV Therapeutics common stock are tendered in the tender offer or if clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Gilead’s ability to successfully integrate the products and employees of Gilead and CV Therapeutics, the ability to ensure continued performance or market growth of CV Therapeutics’ approved products and the ability to advance pipeline programs. These risks, uncertainties and other factors, and the general risks associated with the respective businesses of Gilead and CV Therapeutics described in the reports and other documents filed by each

- more -

March 12, 2009	Page 3

of them with the Securities and Exchange Commission, could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead and CV Therapeutics, and neither Gilead nor CV Therapeutics assumes any obligation to update any such forward-looking statements or other statements included in this press release.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of CV Therapeutics referred to in this press release has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of CV Therapeutics. CV Therapeutics stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Gilead will file tender offer materials with the U.S. Securities and Exchange Commission and CV Therapeutics will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of CV Therapeutics at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by CV Therapeutics by contacting Mackenzie Partners, Inc. at (800) 322-2885 toll free or (212) 929-5500 collect.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gilead and CV Therapeutics file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Investors may read and copy any reports, statements or other information filed by Gilead or CV Therapeutics at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1–800–SEC–0330 for further information on the public reference room. Gilead’s and CV Therapeutics’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Gilead will be, and certain other persons may be, soliciting CV Therapeutics stockholders to tender their shares into the tender offer. The directors and executive officers of Gilead and the directors and executive officers of CV Therapeutics may be deemed to be participants in Gilead’s solicitation of CV Therapeutics’ stockholders to tender their shares into the tender offer.

Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Gilead and CV Therapeutics in the tender offer by reading the Offer to Purchase and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

# # #

For more information on Gilead Sciences, please visit the company’s website at www.gilead.com or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000.